Exhibit (a)(5)(vii)

Biotechnology Value Fund, L.P. Announces Overwhelming Support to Remove the Board of Directors of Avigen, Inc. at Special Meeting of Stockholders

Friday March 27, 2009, 1:10 pm EDT

Concurs with Avigen’s decision to return capital to stockholders through liquidation

A decisive victory for stockholder democracy

SAN FRANCISCO, March 27 /PRNewswire/ -- Biotechnology Value Fund, L.P. (“BVF”), today announced that stockholders of Avigen (Nasdaq: AVGN - News) voted overwhelmingly to remove the existing Board of Directors of Avigen and replace them with BVF’s nominees.  The vote took place earlier today at the special meeting of Avigen stockholders called by BVF.  The preliminary vote count was approximately 58% in favor of removing Avigen’s entire Board and 12% against removal.

Additionally, yesterday Avigen finally offered what BVF and stockholders have consistently sought but Avigen had steadfastly resisted: quantified downside protection.  Specifically, Avigen announced yesterday that it would terminate merger discussions, implement a plan of liquidation and return at least $1.20 per share to all stockholders.  BVF supports Avigen’s decision, albeit a late one, and intends to work constructively with the Board to maximize the return to stockholders.  Since the removal of the Board required the affirmative vote of 66 2/3% of the outstanding shares -- a very high hurdle -- the existing Board will remain in office and manage the liquidation.

Mark Lampert, BVF Founder and President stated, “This is a great day for stockholder democracy -- stockholders have spoken and their wishes have prevailed.  Avigen’s remaining capital will not be squandered but, instead, will be returned to stockholders so that each may decide how best to utilize their capital.  For our part, we will look to reinvest the proceeds into the most promising small cap biotechnology companies that have the greatest potential to improve peoples’ lives.  In the current economic environment, the capital preserved through Avigen’s liquidation may be the difference between success and failure of important new medicines.”

Oleg Nodelman, a Portfolio Manager with BVF added, “We are deeply appreciative of the trust and support placed in us by the majority of Avigen stockholders.  We believe their resounding support was directly responsible for the Board’s decision to discontinue its risky merger discussions and to commence with a plan of liquidation.  We are disappointed that Avigen did not offer downside protection sooner so that the significant capital consumed during this proxy contest could have been returned to stockholders months ago.  We also wish to acknowledge the constructive and bold efforts of MediciNova throughout this process.  We encourage Avigen to engage with MediciNova during the liquidation process; we intend to be helpful in this regard.”

BVF’s existing tender offer will terminate because BVF’s nominees were not elected at the special meeting.